EXHIBIT 99.9

INFOSYS TECHNOLOGIES LIMITED

NDTV Profit

Speaker

You are watching a very special coverage of the Infosys results. This is NDTV Profit. Let us take a look at the results right there for you, as you can see there is a an uptake on the revenues by 3.6%, net profit by 3.7%, there is an other income component of Rs. 72 crores.

Well, joining us now is the Infosys management Nandan Nilekani and Balakrishnan of Infosys joining us. V. Balakrishnan is the Company Secretary and Senior Vice President - Finance for Infosys. Gentlemen, thanks for joining us.

Nandan, let me start with you, could you walk us through what explains the drop in operating margin of around 3% apart from the fact that you have mentioned partly it came from the rupee's appreciation, but just walk us through the overall scenario and whether the factors that effected margins in this particular quarter will or will not continue as we go forward?

Nandan

Well, I think the basic drop of 3.1% in operating margin is essentially due to 3 reasons; one of them is due to the rupee appreciation which cost us about 1.3% in operating margin, the second is because of our acceleration on the capex side there is a depreciation impact of 0.7%, and third is related to people and the fact that we are ramping up capacity and therefore our utilization was low, that is about 0.7%, and other; so I think it is fundamentally these three factors, in fact last quarter, Q3 over Q2, our operating margins actually grew by 2% because the rupee depreciated, and this time it went off by 1.3%, so clearly if you look at it, if you compare, for example, Q4 with Q2, there is a drop in operating margin, but it is essentially because of the depreciation. These are all factors that we have identified and it is related to that.

Speaker

Right. Nandan let me speak more from where your outlook comes from. I am just looking at your client data and within a quarter, which just going from December into March, within three months, you have actually moved two clients into the $70 million category, you have moved another two clients into the $50 million category, and in the $30 million client - one, $20 million - one, pretty significant ramp up, if I could call that, within a quarter, is that an accelerating trend where the size of the client orders is just going to ramp up quickly? Could you just walk us through how the scenario could be for the next two quarters?

Nandan

Well I think, that is a good point, I think, we have 221 clients, now it is more than a million dollar of the business on an LTM basis, last twelve months basis, we have nine clients more than $50 million, so I think the story of our growth is strong, robust, organic growth. We have a large number of clients, they are all marquee names, they are all becoming more and more comfortable with the offshoring story, they are realizing that Infosys is a trusted partner, and they are ramping up organic growth. So I agree with you in the sense that, you know, we have a given a guidance of dollar growth next quarter, 6.1%, and for the year we have given a dollar growth of between 28-30%, and we essentially would attribute this to good demand and good organic growth from our top 200 clients.

Speaker

Let me us also welcome and introduce Mr. V. Balakrishnan, Company Secretary and Senior Vice President - Finance, and of course the new CFO, Bala, congratulations on that, and welcome to NDTV Profit. Bala, just to try and understand the tone of your guidance, can I say this time around for the first time there is more visibility as of today on revenue, not so much so when it comes to bottom line, because your full year revenue guidance, the upper bands are tad higher than if I compare it with the EPS guidance.

Balakrishnan

Look we always give guidance based on what the market reality is today. The growth areas are processed, look at all the customers, see what kind of growth we expect from the customers and come out with the guidance. So I think if you look at the market space, as Nandan said, we are seeing lot of growth in the market space, market is showing signs of growth, and our guidance factors in that. We have a guidance of 28-30% growth in dollar terms for next year, and we also gave the guidance for the EPS with assumes the margins to be same. The only factor, the rupee-dollar rate, in the guidance we have not assumed any fluctuations in the rupee-dollar rate, we have assumed rupee at 44.48 a dollar for the whole year, otherwise, we assumed the margin to be same in spite of investing around 1600-1800 crores in creating new infrastructure, in spite of creating new training facilities, in spite of hiring 25,000 people, so our guidance factors in all the growth, our investments for the growth, and also a stable margin ..

Speaker

Since you have given the full big annual guidance this time, and again if I can just divide that into two first, the Q1 and then the annual guidance, can I say the Q1 will be slightly muted because of wage inflation and going forward the ramp up is going to be stronger from Q2, Q3, and Q4, because the guidance is also perhaps speaking the same language.

Balakrishnan

No it is always the same. We had given a wage increase of 14-15% in offshore and 3% on site. If you look at year-on-year the first two quarters will have some impact due to the wage increase and it is just normalized over the year, so the same trend even next year.

Speaker

Nandan, let me just come back with that same question I was asking you about client, you know, move a bigger size orders. Could you tell us partly if your guidance is attributable because you know some of these orders are ready for ramp up, could you walk us through some specific quantifiable data as to how many clients are moving into a $100 million category, is there anybody who is going into $200-300 million, if you can give us some quantifiable numbers that could attribute your guidance or link it up?

Nandan

No I cannot give you, you know, at a customer level how many customers are going to cross what barrier, all I can say is that we are seeing a significant growth opportunity among all our top clients and therefore automatically when you get that growth some of them will grow from one category to another category. Also remember that this guidance that we are giving of 28-30% does not assume any large orders, really just the robust organic growth which is contributing to that, because we believe that in a market where there is growth, in a market where there is demand, we would be hesitant to lock up large capacities at low prices, so this growth we are talking about is really coming from the fundamental organic strength of the organization.

Speaker

Right, Bala, some finance related questions if I could ask you, could you tell us specifically what is the employee cost in the software development and business process management expenses, and what has been the specific employee cost increase compared to the last quarter and if you can compare it till next year, also if you can comment on what the other income is made up of and why the provision for taxes is exactly the same as last quarter? Just walk us through these three features, if you could/

Balakrishnan

See if you look at the current quarter, the utilization has come down from 78.7% to 77.1%, that had some impact on the operating margins, around 0.7% impact, other than that we don't have any significant impact in the employee cost during the quarter. Next year we are assuming an increase of between 14-15% increase in offshore salaries, 3% in onsite salaries, and we are assuming the utilization to be in the lower end of our band of 76-80%, we always said we are comfortable with utilization of 76-80%, when we grow big we need to have some slack in the system that will help us to take on the growth if we are seeing more opportunities. So our guidance factors in that and in spite of that we are able to maintain margins for next year. If you come to non-operating income, this quarter compared to last quarter, there is no major loss on the hedging side, hedging impact was around 0.5% on the margins, other than that the rest of the other income is related to dividends from mutual funds and also interest on depo sits. So there is no other significant changes or other items in the non-operating income. Depreciation has gone up by 0.9% this quarter compared to last quarter that is because of the significant investments we have made during the year. Next year we are assuming a investiment of 1600-1800 crores in various capex in building various facilities, that is already factored in the guidance.

Speaker

Nandan back with you, and again let me crisscross to Progeon, what is the status on Progeon Nandan? We have been getting some feelers that the Citi group wants to exit the 23% stake in Progeon. Is something likely to evolve in '07 on that particular front?

Nandan

Well I think, you know, various options are under consideration but I can't really comment on that.

Speaker

And what would be your subsidiaries, Nandan I mean, last time in Q3 perhaps the data is right with me, two subsidiaries were making money but two subsidiaries were not making money, do you think in the due course of time all the subsidiaries would be profitable in '07?

Nandan

Well I know, in both, I mean as you know Progeon is making money and so is Australia, in both Infosys Consulting and Infosys China we are essentially in investment mode, both these are strategic initiatives for the firm and we will do what is right, I think, you know we have to look at it as a overall basket of earnings that we want and we will be investing in various initiatives, I don't want to comment specifically about that.

Speaker

Bala, I am looking at your fact sheet and there is a portion which says revenue by project type and it talks about fixed price, December it says 28.4% and in March it says 27%. Could you shed some light on exactly what this means? Does that mean that your multi-year contracts are fixed by price and you cannot increase any cost if your costs go up, how does this work, this fixed-price section?

Balakrishnan

No I don't think slight increase in fixed-price ratio is because of the large deals. As you know the ABN Amro deal is already there, we are working on it, and I don't think the increase were related to that. Fixed price deals we go because when the customer is very clear about the specifications we can go on a fixed-price all the productivity improvement will accrue to us. So the normal process, there is no any significant deals which alters the ratio for the quarter.

Speaker

Nandan, you know, we always ask you what the employee, how much do you think employee expenses would go up, and usually we take it as a homogenous lot. Let me try and break this up if I could, you know, obviously you have entry level people where compensations perhaps are going up very differently than the top tiers you hired in Consulting, could you give us tier wise break up of what kind of percentage increases we could see, because what we hear is the real problem is in the middle management part where there is exceedingly high recruitment level coming in from the new entrants into India?

Nandan

Well, as Bala mentioned, we are looking at about 14-15% in rupee terms will be the average increases in India and 3% outside India. Well, I can't really give a break up by grade but you know clearly what we would do when we break this up by what we call as bands in Infosys, is we will look at which of the bands has the most attrition and which has the most demand in the market place and we would obviously tweak the whole increases based on that.

Speaker

Bala, specifically coming to billing rates, how do you see,

  Billing rates evolving both on onsite and offshore going forward, and
  The existing business which you are getting from current clients, are they ready to give you more money, and is the new business coming at higher rates?

Balakrishnan

No, we are seeing certain things on the billing front. When you look at the current quarter the onsite billing rate has gone up by around 0.6%, offshore has gone up by 0.3%, going forward we are seeing billing scenario to be stable, the new customers are coming at slightly higher price point, but as you know 95% of the revenue comes from repeat business, that is customers who were with us last year who continue to do business with us in the current year. So the 5% for it to change the whole base it takes time, but overall we are seeing a strong volume growth in the market with the pricing remaining stable.

Speaker

Nandan, this is a big annual guidance, and let me just you know para phrase this question, how will 2007 be different from 2006; you have grown in the past, you have added employees, you have got new clients, but is there something significant which we should expect from Infosys may be an acquisition, I know you have a stated policy on acquisition, but something which will be different in 2006 which we haven't seen earlier?

Nandan

Well I think in many ways of course you are seeing what we talk about robust growth and you know and this is robust growth of 30% on a base of 2.15 million, so that is a pretty decent growth, but more importantly I think we are in the process of doing many things in terms of transformation, we are adding solutions, we are adding in consulting, we are adding business process outsourcing, we have a theme of transformation, there is lot more intellectual property in what we deliver to customers, so I think this model where Infosys is morphing from just being a offshore vendor to a mission-critical partner for client, I think that is a change that we are seeing, and you know that is not something that is a big ticket like a headline item, but important I think that is the way that great companies are built.

Speaker

Bala, let me ask you this question, we always ask you for billing rates on almost as if it is a homogenous component, let me go through some of your service offerings, tell us if you can share with us your offshore and onsite billing rates for these particular specific service offerings, how much are your billing rates on development, how much do you expect them to increase on maintenance, how much do you expect them to increase on package implementation, I have taken three most important services by percentage that you offer, could you give us the offshore onsite rate and what is your expectation of an increase?

Balakrishnan

Well we don't want to get into specific rates for each of the services, what we are saying on a blended basis is we are seeing some increase during the quarter, going forward we believe that the billing rates could be stable, if you come to specific services like package implementation or consulting naturally the per capita revenue from those services are higher than the company average and they also have higher margin. So those new services come with higher rate, high margin, and they are growing faster.

Speaker

Nandan, one last question to you, you know, I am just going to ask you a more broader outlook kind of a question, do you believe you have enough flexibility to increase your billing rates, and if it is, will it be in single digits, which is 2%, 3%, over the next 2-3 years, and given the fact that employee costs are going up on an average of 13-14%, add these two for us, because it looks either operating margins are going to take a hit or we are seeing productivity levels are going up significantly, could you tell us exactly what is the scenario on the billing rate, employee costs, and productivity?

Nandan

Well, I think, while employee cost in rupee terms are going up at 14-15% remember that the rupee employee cost as a total percentage of revenue is only 14%, so the impact is really just a couple of percentage points, and we have many instruments to optimize that, whether it is capacity utilization, increasing offshore and getting economy of scale on SG&A side, changing the mix of services, changing the value propositions, getting better prices, so there are whole host of things, and that is really the reason why it gives the confidence that essentially going forward the margins that we are committing in our guidance.

Speaker

Alright Nandan, thanks very much for joining us. Bala, congratulations on your new post and we hope to hear from you much more often. We will take a break and Nandan and Bala would be leaving us, of course we will be speaking then to the Chief Operating Officer, Kris, down at Infosys, that is Gopalakrishnan, and we will also be speaking to the Progeon management, Amitabh Choudhary, who will be joining us to tell us what is going on in the BPO side of the business.

You are watching NDTV Profit and this is a very special edition to cover the Infosys results, we are speaking to the Infosys management, we just spoke right now of course to Bala who has now become the CFO of the company and of course Nandan Nilekani, now joining us S. Gopalakrishnan, also called Kris, Deputy Managing Director and Chief Operating Officer at Infosys Technologies, we will also be speaking to Amitabh Choudhary, who is CEO at Progeon, that is the business process venture that they have, business process management as they call it, gentlemen, thanks for joining us.

Kris let me start with you, I attempted this question with Bala, but he did not get into specifics, and perhaps you could help us out. Your offshore and onsite billing rates, not on an overall component, but if you can share with us by the most important service offerings you have, which is development, maintenance and package implementation, and how much do you expect those rates to go up by in the next year?

Kris

See at the overall level the rates have gone up by 0.7% this quarter. We have of course, you know, the project by project and the service by service details, but you know it is not available right now for me to share with us because you know we have only got the blended rates with me, but I can tell you that you know if you look at our package implementation, it is more like a consulting service, you know, the rates are much higher, if you look at infrastructure management or let us say an application maintenance project, the rates are lower, and on a blended basis is what I have given you. Across the board we are seeing that on new business which is coming in, we are seeing a 3-4% increase in rates, on renewals we are seeing also may be about 2-3% increase in rates, and this will have a positive impact overall, over time, because you know we have to look at which client is growing, which part of the business is growing, and what is the percentage of that part of the business to overall, and that is why i t is a complex formula.

Speaker

Kris, let us get into some of the employee side of the equation here, could you tell us in which category or strata are you seeing the maximum attrition, obviously the interest is not on new hires because that is not where the attrition seems to be, where is that category and by what rate are you seeing that attrition, and what are you doing to prevent it or protect it?

Kris

At the 2-5 years experience range is where we see the maximum attrition. Once a person has spent more than 5 years in the company they continue to stick on with the company. Now what happens when you look at the reasons for attrition, one of the biggest attrition percentage is in the people going for higher studies, you know around 30% of the attrition at this level is for people going for higher studies. Now they joined the company, they have spent two years, now they want to make sure that, one, they have joined the right company, they have joined the right industry, second, they may want to go for higher studies. So the higher studies seems to be the substantial part of the attrition at this level, and there are some people like I said would want to may be look at another opportunity before may be they settle down, so they may say okay let me try something else at this point. So highest attrition is in the 2-5 year period. Now some of the things we are doing of course are, one, we have a higher educati on policy within the company for some of the employees we are giving them reimbursement of the fees, we have in fact one of the IIMB courses being run from our campus in Chennai, so we have multiple opportunities for people to go for higher studies. The second thing is as they progress within the company, we want to make sure that they learn new things, so we have a continuous education program, certification program and things like that, which also enhances their employability, builds up their resume and things like that.

Speaker

Right Kris morning, Nikunj now joining in from the Mumbai studio, I will keep simple to Kris, change in guard as far as Mohan is concerned, what can we make and what can we read from that?

Kris

I believe that this is a very important decision from Mohan, you know, as a true leader he strongly believes that when somebody else is ready for the position, when they are young, when they are ready, he should hand over to that person, so he is basically handing over the CFO responsibility to somebody who is as Mohan put it, "equally or better capable than he is" and then Mohan is continuing in the rest of the responsibilities he is holding today, he is holding HR, education and research, and of course the administration field. There are significant challenges in the HR area, you know we discussed that just now, we are looking to hire 25,000 people in the next one year gross, from a societal perspective also there is a requirement to look at the education, the whole education prospect especially higher education, and this is something which is very exciting to him so he wants to focus some more time in this area also, that is another reason why he said when he handed over this portfolio to B ala and I will continue to focus on these things.

Speaker

Let me also introduce and welcome Amitabh Choudhary, CEO with Progeon, Amitabh, let us start with the broader question, 2006, yes Progeon made reasonable amount of profits, but '07, what is the internal target,

  First, how much ramp up we should expect in Progeon, and
  What is your internal target when it comes to billing rates?

Amitabh

Well as far as this particular year is concerned, I think the operating margins which we have delivered are perhaps the best in the industry, so we are quite proud of it. Next year I do not see why we should not be delivering similar margins, we expect to grow somewhere between 45-50% next year, that is based on the visibility we had at this point in time, as the year progresses we will obviously look at whether we can deliver higher growth, but at this point in time we are looking at 45-50% margin. In the BPO business even though you sign a client, it takes a lot of time to ramp them up to a size and a level where the revenue really starts to making an impact, so from that perspective we are talking about 45-50% growth at this stage.

Speaker

Kris, is it possible for you to give us some data on what your margins are by service offering, which is development, maintenance, package implementation, or if that is not possible, if we can take a look at by the client size, you know, 70 million, 90 million, 80 million, or is it essentially exactly the same across the board?

Kris

By service offering I can give you relative margins, definitely relatively package implementation service because the higher rate etc. have higher margins, application development, maintenance, typically have similar margins, there is not much difference. There will be variations between clients, because of many reasons, you know, the business mix we have with the client, when they signed up, if you go back and look at the pricing over a 5-6 year period, you know, let us say starting from 1999, from 1999 the pricing actually went up to 2000-2001, because that was the boom period for the industry and the pricing actually went up, if I remember right, in those years almost by 20%, and then from that peak because of the burst of the bubble actually pricing went down, and we believe that it has stabilized and we are seeing now upward movement. Now this is reflected in the clients also, because when they signed up with Infosys determines you know what price, because every year the increase or decrease is based on where they are today, so when they signed up with the company has some impact on the pricing, the business mix of course has an impact on the pricing.

Speaker

Alright, Kris, let me ask you this about once again coming down to the 25,000 people you are hiring, I saw one of your sheets which shows that your development centers can accommodate, you are adding more capacity to accommodate about 20,000 more people. Tell us what are these guys going to be working on, what is the break up of these new employees into onshore offshore, what is the break up of these by development, maintenance, package implementation, testing, what have you, or what are you bringing them in for and what your utilization rates will look like?

Kris Gopalakrishnan

Okay. So we are expanding in all the location where we have land available today. Even in Bangalore we are building another building in the same campus which can accommodate another 2500 people. Now, if you look at the current, you know, we have capacity for about 42000 people, so adding another, capacity for another 20000 is still not sufficient so there will be some more capacity being built as we go along during the year, also we would obviously like to be ahead in terms of capacity when we compare that with the number of people, and as we said the number of people we are looking to add is 25000 gross. Now, how do these people break up? So the faster growing segments of our business are, for example, Progeon which is expected to grow around 40-45%, then we are growing our enterprise solution or package implementation business, so that is something which will require space. Our infrastructure management solutions, independent validation or testing service is growing. Actually across the board we would r equire space for all the different services. So the composition of business is slightly changing over the years, and the business mix determines the type of people we would have. I don't see significant change in the type of people and the number of people we would have in each of these services as a percentage.

Speaker

Right. Amitabh back with you, in terms of Progeon, are there any new product offerings purely from the BPO space, voice BPO, data BPO, which you are likely to introduce in 07 and which will probably give you that much needed push or that excellent push in your margins?

Amitabh

Obviously, we launched in a big way in the knowledge processing side about 12-14 months back, we have ramped up that business. Today we have about 200 people who are working in Bangalore and Pune doing all kinds of work on the credit research, equity research, economics, research and stuff like that. So that business has obviously come up very well. We have launched a couple of other horizontals, especially in the procurement side we are seeing already a lot of traction in procurement. We are seeing some traction in HR, but as we integrate more and more with Infosys we are also looking at how we can actually provide an end-to-end solution to our clients. So there is a lot work going on internally within Infosys and Progeon to be able to come up with solution offerings which are almost end-to-end products which we can take to the clients and actually say that we can take over the entire processing and lift it, and literally drop it in Progeon-Infosys and do the application maintenance, run the applications on it, and also obviously run the processes. So we are hoping that in the next six to nine months we will see some solutions taking shape, and that would be driving our business a year after. Again, you know, in the BPO side things take time, you know, even when we have a solution in place it takes time to sell it and ramp it up, but we are seeing a lot of traction in the market place from our clients, Infosys or otherwise, and we are very very confident.

Speaker

Right. Very quickly, I think I just have about 45 seconds left to get this one from Kris. Kris, I will very quickly lump two questions into one, first, rupee-dollar equation, where are you hedged. And B) you have got a large deal last year, ABN Amro, what has been the experience? Are you getting a sense that more and more multi-dollar deals are going to be coming out and you are likely to be working on them?

Kris Gopalakrishnan

Definitely, the trend is that the number of large deals coming to India is increasing. We will continue to be selective in what we go after. We want to make sure that we have a certain business mix. We do not want to lock up our capacity unnecessarily when there is a strong demand in the market. We are hedged both, you know, using options as well as forward cover on the rupee-dollar, but when we look at it from a forecasting perspective we have assumed a constant exchange rate at this point.

Speaker

Right. Kris, let me just get one question in, could you confirm to us if the ABN Amro deal was done at a lower pricing than average deals, and how much was it lower by if that was? If you can give us a quantifiable number..

Kris Gopalakrishnan

No, see I don't have to be very specific about a particular deal. Our positioning in the market typically is as a premium player, that is because we strongly believe that rate is one aspect of a project, but the maintainability of the code, the relationship we have with the client, the confidence that client has in working with a company of a certain strength etc., the financial strength of the partner, all these play, including the confidence we have in delivering on time within budget. All these play an important part in success of the project, and that is why we are seen as a premium player.

Speaker

Kris, you did not answer my question, did you offer lower pricing to ABN?

Kris Gopalakrishnan

No, I cannot be very specific on a particular project or a particular client because there are confidentiality agreements and things like that.

Speaker

Okay, we will leave it at that. Thanks very much for joining us. S. Gopalakrishnan, Deputy Managing Director and Chief Operating Officer Infosys Technologies, thank you for joining us. Amitabh Choudary, CEO Progeon, thanks for taking the time for joining us with your results. That's the end of the coverage for the Infosys results. Of course these are the harbingers of the results usually been traditionally, but we will get you all the results.